Mail Stop 3233
                                                                 June 26, 2018

     Via E-mail
     Geoffry P. Andres
     Property President
     Studio City International Holdings Limited
     36/F, The Centrium
     60 Wyndham Street
     Hong Kong

            Re:     Studio City International Holdings Limited
                    Amendment No. 2 to
                    Draft Registration Statement on Form F-1
                    Submitted June 13, 2018
                    CIK No. 0001713334

     Dear Mr. Andres:

           We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
     EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

     Related Party Transactions, page 174

        1. Please disclose the approximate dollar amount of the Gaming Operator's interest in the
           Services and Right to Use Arrangements to provide additional context regarding the extent of this transaction. See Item 4 of Form F-1 and Item 7.B of Form 20-F.

     Note 14. Related Party Transactions, page F-47

        2. We note your responses to comments 6 and 7. Please provide an example of the journal entries you record to reflect the revenues, costs, amounts billed and reimbursed to the
           Gaming Operator for rooms and food and beverage complementaries provided to Studio
 Geoffry P. Andres
Studio City International Holdings Limited
June 26, 2018
Page 2

         City and non-Studio City gaming patrons. Tell us how you determined these complementaries should be recorded as non-gaming revenue including how you considered your reimbursement to the Gaming Operator for these complementaries.
         Additionally, please clarify how complementaries for non-Studio City gaming patrons are considered in your analysis. Cite all relevant accounting literature within your response.

      3. Notwithstanding the above, please tell us the amounts of related party revenues recorded for Studio City gaming patrons and non-Studio City gaming patrons as of December 31,
         2017 and March 31, 2018 and include a footnote to the table on this page and on page F-
         15 to clarify what these revenues represent.

        You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Shannon
Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3215 with any other questions.


                                                             Sincerely,

                                                             /s/ Kim McManus

                                                             Kim McManus
                                                             Senior Counsel
                                                             Office of Real
Estate and
                                                             Commodities

cc:      Jacqueline Wenchen Tang, Esq.